UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 29, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CPI Corp.

File No. 001-10204 - CF#20868

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CPI Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.59 to a Form 10-Q filed on August 30, 2007, as amended by reduced redactions from the same exhibit filed as Exhibit 10.64 to a Form 10-Q filed on December 18, 2008.

Based on representations by CPI Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.59 to Form 10-Q filed August 30, 2007 until January 31, 2012
Exhibit 10.64 to Form 10-Q filed December 18, 2008 until January 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel